BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	Two Embarcadero Center, 28th Floor San Francisco, California 94111-3823 TELEPHONE (415) 984-8700 FACSIMILE (415) 984-8701 www.omm.com	NEW YORK SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

May 13, 2010

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kathryn McHale
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Mail Stop 4561
Washington, D.C. 20549

Re:	IMH Financial Corporation IMH Secured Loan Fund, LLC Amendment No. 9 to Registration Statement on Form S-4 Filed May 10, 2010 File Nos. 333-164087 and 333-164087-01

Dear Ms. McHale:

On behalf of IMH Financial Corporation (“IMH”) and IMH Secured Loan Fund, LLC (the “Fund” and, together with IMH, the “Company”), this letter provides the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 12, 2010 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4 (the “S-4”).  For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment.

Amendment No. 9 to Registration Statement on Form S-4

General

1.
Please tell us if you have paid for or authorized the preparation or distribution of any reports or recommendations, including any reports or recommendations by MICK & Associates, regarding the Conversion Transactions, otherwise than as described in the consent solicitation/prospectus.

Ms. Kathryn McHale, May 13, 2010 - Page 2

Response:

Investors Mortgage Holdings Inc. (the “Manager”) was contacted on an unsolicited basis by a representative of MICK & Associates, PC (“MICK & Associates”), a law firm that specializes in broker-dealer representation and real estate finance, in early February 2010, reportedly at the request of broker-dealers that MICK & Associates had formerly represented in connection with historical due diligence assessments of the Fund, in order to provide to its broker-dealer clients an updated due diligence review respecting the Fund and the Form S-4.  As background, MICK & Associates has provided due diligence reports to its broker-dealer clients with respect to the Fund from time to time in the past.  As the Manager believes is customary in the retail broker-dealer industry and as the Manager, on behalf of the Fund, has done from time to time in the past, the Manager, on behalf of the Fund, agreed to pay for reasonable expenses associated with the due diligence review by MICK & Associates, and the Manager, on behalf of the Fund, executed a payment arrangement with MICK & Associates pursuant to which the Manager agreed to pay for reasonable expenses.  The payment arrangement is terminable if the fees are anticipated to exceed $20,000.  A copy of the payment arrangement is attached hereto as Exhibit A.

The payment arrangement indicates that MICK & Associates solely represents its broker-dealer clients, a group comprised solely of firms to whom MICK & Associates has previously issued due diligence reports pertaining to the Fund, and who are currently parties to selling agreements with the Manager.  The payment arrangement indicates that MICK & Associates will advise its broker-dealer clients as to the advisability of (a) their retail customers voting in favor of the proposed merger of the Fund into IMH Financial Corporation relative to other alternative courses of action, and (b) the transactions contemplated by the S-4.  Neither the Manager nor the Fund has sought, and there is no agreement, arrangement or understanding pursuant to which the Manager or the Fund would utilize, employ, compensate or retain MICK & Associates to solicit votes from members of the Fund or for any other purpose.  Except as set forth in the consent solicitation/prospectus, neither the Fund nor the Manager has otherwise paid for or authorized the preparation or distribution of any reports or recommendations regarding the Conversion Transactions.

The Manager does not know how many reports, letters or recommendations that MICK & Associates has prepared or the list of broker-dealers to which any such reports, letters of recommendations have been distributed, but (i) a representative of one broker-dealer forwarded to the Manager one MICK & Associates letter dated March 4, 2010 (attached hereto as Exhibit B), and (ii) a representative of MICK & Associates sent one letter dated March 24, 2010 (attached hereto as Exhibit C) directly to a representative of the Manager. Moreover, the Manager had no control over MICK & Associates’ activities whatsoever.  Except for these two letters, the Manager is not aware of any other letters, reports or recommendations prepared by MICK & Associates for distribution to its broker-dealers.  Representatives of the Manager have periodically responded to inquiries from MICK & Associates regarding the S-4, but at no time has the Manager or its representatives authorized the preparation or distribution of any reports, letters or recommendations, or distributed any report, letter or recommendation by MICK & Associates (or any other person), or been informed of the list of broker-dealers that have received any such report, letter or recommendation.  The Manager does note that in reviewing the MICK & Associates letters in connection with the Staff’s comment that the MICK & Associates letters expressly indicate that the letters are intended for the internal diligence staff and compliance personnel of MICK & Associates broker-dealer clients only and state that such letters may not be distributed or otherwise shared with any broker-dealer representatives, clients or prospective clients.

Ms. Kathryn McHale, May 13, 2010 - Page 3

The Company supplementally informs the Staff that it does not believe that its arrangement to pay for the reasonable expense of a law firm (MICK & Associates) representing such law firm’s broker-dealer clients for the purpose of providing an updated due diligence review of the Fund to such broker-dealer clients (who are also pre-existing clients of Mick & Associates and pre-existing members of the Manager’s broker-dealer network) makes Mick & Associates a participant in a solicitation under Item 4 of Schedule 14A as incorporated by Item 18 of Form S-4. The Company also does not believe that the provision by MICK & Associates of an updated report which is intended for the internal diligence staff and compliance personnel of the broker-dealer client only and which by its terms may not be distributed or otherwise shared with any broker-dealer representatives, clients or prospective clients, constitutes a written solicitation by that firm (or by or on behalf of the Company). The Company also supplementally informs the Staff that it has not included the disclosure under Item 1015(b) of Regulation M-A as incorporated by Item 4 of Form S-4, because the unsolicited letters are not referred to in the S-4.

* * *

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s comments and requests that the Staff contact the undersigned via telephone at (415) 984-8833, or via facsimile at (415) 984-8701, or via e-mail at phealy@omm.com with any questions or comments regarding this letter.

Thank you.

Ms. Kathryn McHale, May 13, 2010 - Page 4

Sincerely,

/s/ Peter T. Healy

Peter T. Healy
of O’MELVENY & MYERS LLP

cc:	Brittany Ebbertt Kevin Vaughn Justin Dobbie

Exhibit A

Payment Arrangement

MICK
& ASSOCIATES, PC
ATTORNEYS AT LAW

February 1, 2010

Sent via email - bpeterson@imhre.com
Mr. Brian J. Peterson
IMH Real Estate Financiers
4900 North Scottsdale Road, Suite 5000
Scottsdale, AZ 85251

Re: IMH Secured Loan Fund, LLC Updated Due Diligence Review

Dear Mr. Peterson:

We are pleased you have identified our law firm to provide an updated due diligence review with regard to IMH Secured Loan Fund, LLC (the "Fund"). During the course of our review, we will be representing our broker-dealer clients, a group comprised solely of firms to whom Mick & Associates has previously issued due diligence reports pertaining to the Fund, and who represent a portion of the current selling group for the Fund (the "Selling Group"), and advising them as to the advisability of (a) their retail customers voting in favor of the proposed merger of the Fund into IMH Financial Corporation ("IFC") relative to other alternative courses of action and (b) the transactions contemplated by the Form S-4.

The purpose of this letter is to outline the terms of our engagement. If a more detailed agreement is necessary or desirable at a later date, this letter may be amended or superseded accordingly.

Subject to a check of potential conflicts of interests, we agree to provide our reasonably necessary legal services for the Selling Group in the above matter, which will include, but may not be limited to, the following: review of the Form S-4 filing for IFC, review of recent public filings of the Fund (ie: Form 10-K and Form 10-Q), which include financial statements and other current portfolio information, analysis of the prospective valuation of IMH Holdings, summary memos and correspondence to the Selling Group of the current financial status and prospective vote on the conversion transactions contemplated by the Form S-4, attending conference calls with Selling Group management and registered representatives, and such other matters as we determine necessary to appropriately review and analyze the current status of the Fund and advise the Selling Group accordingly. Shareholder, associate and paralegal time incurred from and after February 1, 2010 shall be charged at the average billing rate of $250 per hour, with travel time billed at $150 per hour. Reasonable travel expenses will also be charged; however, our firm will handle all other charges, including copying, overnight delivery charges, outside

11422 Miracle Hills Drive, Suite 401
Omaha, Nebraska 68154
P (402) 504.1710
F (402) 504.3951
www.mickandassociates.com

Exhibit B

Letter Dated March 4, 2010

MICK

& ASSOCIATES, P.C., LLO

March 3, 2010

Re: IMH Secured Loan Fund, LLC Update

Dear Broker-Dealer Client:

The purpose of this letter is to provide you with some guidance concerning the proposed conversion of the membership units of IMH Secured Loan Fund, LLC into stock in IMH Financial Corporation, a newly-formed Delaware corporation, as described in the Form S-4, dated February 16, 2010 (the "**Prospectus**"). The following reflects our firm's research and analysis of the Prospectus as of the date just noted and, therefore, does not consider potential developments or material changes to the Prospectus which may have occurred subsequent to this date. Further, this letter is intended for your internal due diligence staff and compliance personnel only and may not be distributed or otherwise shared with any of your registered representatives, clients or prospective clients.

Background

IMH Secured Loan Fund, LLC, a Delaware limited liability company (the "**Fund**"), is a commercial real estate lender based in the Phoenix, Arizona. It focuses on a niche segment of the real estate market that it believes is underserved by community, regional and national banks: high yield, short-term, senior secured real estate mortgage loans. As of September 30, 2009, its portfolio consisted of mortgage loans with a net value of $216,356,000 and real estate owned properties valued at $90,213,000. The Fund had 4,735 member accounts as of September 30, 2009, representing 73,038 membership units (the "**Units**"), with total Members' equity of $321,171,000, or $4,397 per Unit account. A snapshot of its balance sheet and income statement, as of December 31, 2008, September 30, 2008 and September 30, 2009, is presented on the following page.

[Rest of the page intentionally left blank.]

For Broker-Dealer Use Only

11422 Miracle Hills Drive, Suite 401
Omaha, Nebraska 68154
P (402) 504.1710
F (402) 504.3951
www.mickandassociates.com

Broker-Dealer Client
March 3, 2010
Page 2

	As of and for the Year Ended December 31, 2008	As of and for the Nine Months Ended September 30, 2008	As of and for the Nine Months Ended September 30, 2009
Summary balance sheet items	*(in thousands, except percentages, per unit and unit data) (Unaudited)*		
Cash and cash equivalents	$23,815	$57,766	$2,463
Mortgage loan principal outstanding	$613,854	$596,755	$553,356
Allowance for credit losses	$(300,310)	$(45,440)	$(337,000)
Mortgage loans, net	$313,544	$551,315	$216,356
Real estate owned	$62,781	$88,178	$90,213
Total assets	$414,804	$709,120	$334,577
Total liabilities	$6,753	$20,720	$13,406
Total Members' equity	$408,051	$688,400	$321,171
Summary income statement			
Mortgage loan interest	$65,497	$49,420	$20,256
Total revenue	$67,420	$51,208	$20,750
Valuation provision for loss	$323,175	$42,430	$90,000
Total expenses	$(325,707)	$(44,034)	$(95,924)
Net earnings (loss)	$(258,287)	$7,174	$(75,174)
Member Related items			
Number of Member accounts	4,735	4,732	4,735
Average Member account balance	$86	$145	$68
Member investments (excluding reinvestments)	$250,871	$250,941	$---
Member distributions reinvested	$23,191	$23,192	$---
Net distributions to Members	$64,051	$49,163	$11,706

For Broker Dealer Use Only

The Fund's manager, Investors Mortgage Holdings Inc. (the "**Manager**"), was incorporated in June 1997 as a licensed mortgage broker and mortgage banker in the State of Arizona. The Manager's primary business is serving as the Manager of the Fund. The Manager has a wholly-owned subsidiary, Investors Mortgage Holdings California, Inc., which is licensed as a real estate broker by the California Department of Real Estate. The Manager is owned 75% by Shane Albers and 25% by William Meris ("**Albers**" and "**Meris**", respectively). Albers and Meris also serve on the Manager's board of directors and as the Manager's chief executive officer and president, respectively, and therefore control the Fund's activities through the Manager. As of September 30, 2009, the Manager reported total assets of $10,650,000, total liabilities of $6,036,000 and total equity of $4,614,000. Further, for the nine months ended September 30, 2009, the Manager's revenues were $10,342,000 and expenses were $6,664,000, for net earnings of $3,296,000.

IMH Holdings, LLC, an Arizona limited liability company (the "**Holdings**"), was formed in December 2008. It has two wholly-owned subsidiaries, IMH Management Services, LLC and SWI Management, LLC. IMH Management Services, LLC provides human resources and administrative services, including employees, to the IMH group of companies, and SWI Management, LLC is engaged in various real estate and real estate related activities, including

Broker-Dealer Client
March 3, 2010
Page 3

the management of Strategic Wealth & Income Fund, LLC. Holdings is also owned by Albers and Meris. Holdings' assets and revenues are consolidated in the financial reports of the Manager (presented above).

The Manager's primary sources of revenue are the fees earned from the management of the Fund. First, the Manager earns an annual "Management Fee" equal to 0.25% of the Earning Asset Base of the Fund, where "Earning Asset Base" is defined as mortgage loan investments held by the Fund and income-earning property acquired by the Fund through foreclosure and upon which income is being accrued. Accordingly, when defaulted loans or foreclosed property enter into non-accrual status, said assets are removed from the Earning Asset Base for purposes of computing the Management Fee. As the Fund's total loan portfolio decreased from $596.8 million at September 30, 2008, to $553.4 million as September 30, 2009, the Earning Asset Base decreased significantly from $517.3 million to $102.8 million for the same periods, respectively. Therefore, the Management Fee decreased from $1,219,000 for the nine months ended September 30, 2008 to $481,000 for the nine months ended September 30, 2009.

In addition to the Management Fee, the Manager receives from borrowers, either directly or from loan proceeds, all revenue and fees derived from loan origination, processing, servicing and extension. During the nine months ended September 30, 2009, revenues from loan origination and related fees were $9.5 million, a decrease of $10.9 million or 53%, from $20.3 million for the nine months ended September 30, 2008. Finally, the Manager is entitled to 25% of any amounts recognized by the Fund in excess of the principal and note rate interest due in connection with Fund's loans, and to 25% of any foreclosure sale proceeds or sales of real estate acquired through foreclosure after payment to the Fund of its principal, interest and costs associated with the loan.

Due to the decline in loan originations and increasing loan defaults, the Fund and the Manager have both experienced a significant loss of business in the twelve months between September 2008 and 2009. As explained at page 153 of the Prospectus:

> "Due to unprecedented dislocations in the real estate and capital markets, we have incurred a significant reduction in loan payoffs from borrowers and an increase in delinquencies, non-performing loans and real estate owned, resulting in a substantial reduction of cash flows. The Manager has taken a number of measures to seek to provide liquidity for us, including, among other things, efforts to sell whole loans and participate interests in certain loans in our portfolio, and to liquidate certain real estate. However, the dislocations and uncertainty in the economy, and real estate, credit, and other markets have created an extremely challenging environment that will likely continue for the foreseeable future. *These factors raise substantial doubt about our ability to continue as a going concern.* (emphasis added) [Furthermore], the suspension of our lending activities has resulted in the loss of the Manager's primary revenue source. As such, *these factors raise substantial doubt about the Manager's ability to continue as a going concern for the next 12 months . . . .*" (emphasis added)

For Broker Dealer Use Only

Broker-Dealer Client
March 3, 2010
Page 4

Summary of Offering

The Prospectus is asking your clients to approve the Conversion Transaction and the 2010 Stock Incentive Plan. The Conversion Transaction consists of (i) the merger of the Fund into IMH Financial Corporation, a newly-formed Delaware corporation ("**IMH**"), where each Unit is convertible into 246.4471 shares of Class B or C IMH stock[1]; and (ii) the acquisition by IMH of all the outstanding stock of the Manager and the outstanding membership interests in Holdings in exchange for 995,750 shares of IMH Class B-3 stock. The 2010 Stock Incentive Plan authorizes stock options, stock appreciation rights, restricted stock, stock bonuses and other forms of awards granted or denominated in IMH's common stock.

The Conversion Transaction and the 2010 Stock Incentive Plan both require the affirmative vote of a majority of the outstanding Units entitled to vote. Consent solicitations not returned will be counted as voting "against" the Conversion Transaction and the 2010 Stock Incentive Plan. Consent solicitations executed and returned with no voting instructions will be recorded as a vote "for" the Conversion Transaction and the Stock Incentive Plan. The Manager recommends that the Members vote in favor of the Conversion Transaction and the 2010 Stock Incentive Plan.

If the Conversion Transaction is consummated, the Fund's members will exchange their membership units in the Fund for any combination of Class B or Class C stock (246.4471 total shares per Unit), where any exchange into Class B shares will be made as follows: 25% into Class B-1; 25% into Class B-2; and 50% into Class B-3.

Further, the executive officers of the Manager, consisting of Albers, Meris and Steven Darak ("**Darak**"), will exchange their ownership interests in the Manager and Holdings for 941,903 shares of Class B-3 stock and will become the executive officers of IMH. Based on an estimated share price of $17.84, these executive officers are expected to collectively receive approximately $16.8 million in stock. Specifically, Albers, Meris and Darak will receive stock worth approximately $7.98 million, $7.93 million and $897,000, respectively, and will beneficially own approximately 2.4%, 2.3%, and 0.3% of the stock of IMH, respectively. According to a "fairness opinion" provided by Sutter Securities Incorporated, a California corporation (www.suttersecurities.com), the price paid to the Manager and Holdings is fair from a financial point of view to IMH.

For Broker-Dealer Use Only

Albers and Meris have agreed that the shares of IMH's stock that they will receive in the Conversion Transaction will be subject to transfer restrictions under lock-up agreements that lapse over a three-year period as follows: one third of their shares transferrable at each of the one-year, two-year and three-year anniversaries of the consummation of the Conversion Transaction. The lock up agreements will terminate if (i) the restrictions are eliminated on the Class B stock as a result of a change of control, or (ii) the trading price of the common stock exceeds 125% of the initial public offering price for a period of 20 trading days. In addition to their receipt of Class B-3 shares, the Fund's managers will enter into employment agreements

[1] The shares of Class B or C IMH stock will not be listed on any national exchange.

Broker-Dealer Client
March 3, 2010
Page 5

with IMH and their base salaries from 2008 are not likely to decrease. In 2008, the annual base salary of Messrs. Albers, Meris and Darak were $550,000, $420,000 and $240,000, respectively.

If the 2010 Stock Incentive Plan is approved, the Fund's managers may also receive rewards of stock options. The 2010 Stock Incentive Plan authorizes a total of 1.2 million common shares of IMH stock to be issued under its terms, increasing to 2.0 million upon an initial public offering. The terms of any future stock issued under the 2010 Stock Incentive Plan have not been determined at this time.

The Conversion Transaction is being contemplated in the hope that IMH will become a publicly traded corporation listed on the New York Stock Exchange (NYSE). In becoming a publicly traded corporation, the Manager believes that IMH will have access to additional capital, thereby enabling it to better acquire and originate commercial mortgage loans and other real estate investment opportunities. Upon an Initial Public Offering (the "**IPO**") IMH will use up to 30% of the net proceeds from the IPO (up to $50 million) to redeem the Class C stock at the IPO price; and all shares of Class C stock that are not so redeemed will automatically be converted into shares of Class B stock as follows: 25% will convert to Class B-1 shares, 25% will convert to Class B-2 shares and the remaining 50% will convert to Class B-3 shares. In addition, pursuant to NYSE rules, IMH will appoint a seven-person board of directors, expected to be comprised of Albers and Meris, and as soon as practicable, five new "independent" directors. The remaining Class B shares may be converted to IMH common stock according to the following schedule:

- After the six-month anniversary of an IPO, Class B-1 shares can convert to common stock.
- After the nine-month anniversary of an IPO, Class B-2 shares can convert to common stock.
- After the twelve-month anniversary of an IPO, all remaining outstanding Class B shares (B-1, B-2 and B-3) will <u>automatically</u> convert into common stock.

For Broker-Dealer Use Only

As compensation for those shareholders who did not immediately convert their shares to common stock, a one-time dividend equal to $0.95 per share for each share of Class B stock then outstanding (the "**Special Dividend**") will be distributed at the one year anniversary of the IPO. Assuming that a former Member did not convert his/her shares at an earlier time, the maximum amount of the Special Dividend will be $234.14 per Unit ($246.46 × $0.95).

Even if the Conversion Transaction is approved, there can be no assurance that an IPO will be consummated. In the event an IPO is not consummated, 20% of outstanding Class C shares can be converted into IMH common stock three months following the board of directors' decision to not pursue the IPO. The remaining Class C shares will then be converted into Class B shares according to the following schedule: 25% will convert to Class B-1 shares, 25% will convert to Class B-2 shares and the remaining 50% will convert to Class B-3 shares. The Class B shares can then be converted into common stock according to the following schedule:

Broker-Dealer Client
March 3, 2010
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- After the nine-month anniversary of not pursuing an IPO[2], the Class B-1 shares can be converted to common stock.
- After the twelve-month anniversary of not pursuing an IPO, the Class B-2 shares can be converted to common stock.
- Finally, anytime after the fifteenth-month anniversary of not pursuing an IPO, all outstanding Class B shares (B-1, B-2 and B-3) will be automatically converted into common stock.

From a tax prospective, the Conversion Transaction should be tax-free to the Members, unless the Members have assumed a portion of the Fund's liabilities. Pursuant to the Fund's election under Section 362(e) of the Tax Code, Members will receive a lower tax basis in the IMH common stock than the basis the Members previously maintained in the Units.

Analysis

For Broker-Dealer Use Only

As the current owners of the Manager, Albers and Meris, receive all of the Manager's distributions. Under the proposed Conversion Transaction, the stock of the Manager will be acquired by IMH, and therefore, the Manager's distributions will accrue to the benefit of the IMH's stockholders. Also, as it currently stands, the Members have little control over the management of the Fund; upon the merger into IMH, the Members will become stockholders of IMH and may elect and remove the directors, although not the initial directors (expected to be composed of Albers, Meris and at least five "independent" directors selected by Albers and Meris).

There is not sufficient discussion in the Prospectus as to how management determined the conversion rate of 246.4471 shares of IMH stock per Unit. The Prospectus reports that as of September 30, 2009, the Fund's owners' equity was $321,171,000; based on an expected 18,000,215 million shares issued through the Offering (73,038 outstanding Units × 246.45 shares/unit), this would suggest a stock price of $17.84 per share ($321,171,000 ÷ 18,000,215 shares). Based on this price, each converted Unit would equal $4,397 ($17.84/share × 246.4471 shares/unit). On this point, the Prospectus makes note of the Manager's expectation that the per-share price of an IPO will be less than both the Members' original investment amount per Unit ($10,000) and the current net asset value per Unit.

Upon the Conversion Transaction, the Fund's managers (i.e., Albers, Meris and Darak) will receive 941,903 shares of Class B-3 stock. At the assigned stock price of $17.84 per share, this equates to stock worth up to $16.8 million (941,903 shares × $17.84/share). From a comparative perspective, the Fund's managers collectively received distributions from the Manager of $2,206,000 in 2008 and distributions totaling $15,541,000 from 2005 through 2008. However, as a result of the Fund's recent performance, the Fund's managers received only $132,000 in distributions through the first nine months of 2009. Therefore, considering the distributions received by the Manager's executives on a strictly historical basis, the $16.8 million acquisition price is not extraordinary over 4-5 year period. As the stock received by the

[2] Where such nine-month anniversary is described in the Prospectus as the six-month anniversary of the 90th day after IMH's board of directors determines that it will not pursue an IPO.

Broker-Dealer Client
March 3, 2010
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executives can only be transferred over a three-year period, the acquisition price approximates $5.6 million per year. Considering that the current conditions in the real estate markets are likely to continue over the next two years, it appears that the Manager's executives are receiving a premium compared to what they have received from the Fund over the last three years.

However, in determining whether the acquisition price paid to the Manager's executives is "fair", it is important to consider what the Manager's executives would earn if the Conversion Transaction was not consummated. For purposes of this determination, Sutter Securities calculated annual revenues to the Manager, assuming that it maintained its current role with the Fund, as ranging from $2.3 million to $4.9 million with a 3-year average asset turnover, $3.0 million to $6.8 million with a 2-year average asset turnover, and $5.1 million to $12.3 million with a 1-year average asset turnover. Therefore, the $5.6 million paid to the Manager's executives over a three year period would approximate what Sutter Securities estimates the Manager would earn with an average asset turnover rate of two years. Note, however, that Sutter Securities' estimates are based on the Fund and the Manager continuing as going concern entities, which the Fund concedes may not be that likely. Finally, it is important to remember that the as the executives' compensation will be in stock only, the actual value will fluctuate, especially if an IPO is consummated.

Sutter Securities also compared the percentage of shares issued to the Manager upon the Conversion Transaction with the percentage of shares issued by comparable companies through the internalization of their real estate managers. Based on an analysis of 11 instances of internalization[3], Sutter Securities determined that the mean percentage of shares issuable to the manager, excluding contingent shares, was 5.80% and the median was 3.83%. If the Conversion Transaction is consummated, the percentage of shares issuable to the Manager would be 5.24%, which is in line with the mean of 5.8%.

Finally, consider that the Manager will receive 25% of any amounts recognized in excess of the Fund's principal and interest due in connection with any of its loans, including any foreclosure sale proceeds, sales of real estate acquired through foreclosure, late fees or additional penalties but only after payment to the Fund of its principal, interest and costs associated with the loan. During the years ended December 31, 2008, 2007 and 2006, the Manager earned $401,000, $101,000 and $0, respectively, in connection with this provision. However, during the nine months ended September 30, 2009, the Manager earned no such fees in connection with this provision. Furthermore, effective August 1, 2009, the Fund's agreement with its selling broker dealers, which was to provide for a "trail" commission, was amended such that the broker dealers agreed to forgo the commission and will receive in its place 50% of the amount due to the Manager for the Manager's 25% of late fees, penalties and any net process from the sale of a foreclosed asset. According to the Fund, the future liability to the selling broker dealers for these payments is remote. Therefore, there is little possibility that the Manager could simply "liquidate" the Fund and received proceeds in excess of the amount of stock awarded in the Conversion Transaction.

---

[3] These 11 instances of internalization examined were: America First Mortgage Investments Inc.; Annaly Mortgage Management, Inc.; Anworth Mortgage Asset Corporation; CNL Hotels & Resorts, Inc.; Deerfield Triarc Capital Corp.; Dividend Capital Trust Inc.; Gramercy Capital Corp.; Inland Real Estate Corporation; Inland Retail Real Estate Trust, Inc.; Inland Western Retail Real Estate Trust, Inc.; and Wells Real Estate Investment Trust, Inc.

For Broker-Dealer Use Only

Broker-Dealer Client
March 3, 2010
Page 8

A potential downside to the Members is the fact that the Members will receive a lower basis in the IMH common stock, then what they had in the Units. Therefore, the Fund Members are increasing their taxable liability upon the eventual sale of IMH common stock (greater capital gain and smaller capital loss).

Conclusion

The Conversion Transaction contemplates a conversion price of $4,397 per Unit (compared to the Members' initial purchase price of $10,000), where the Units will be converted into Class B and Class C shares of IMH. If an IPO is consummated, a portion of the Class C shares will be liquidated (in an amount equal to up to 30% of the IPO proceeds); the remaining shares can be converted into IMH common stock over a twelve-month period. Those Class B shareholders who have not converted will be rewarded with the Special Dividend on the twelve-month anniversary of the IPO. Such dividend will equal $234.13 per former Fund Unit. If an IPO is not consummated, the Class B and Class C shares will be converted into IMH common stock over a fifteen-month period. In either case, the IMH common shareholders will have more voting rights than they did with respect to their interests in the Fund. As IMH will also control the Manager and Holdings, the revenues of the Manager and Holdings will accrue to be benefit of the shareholders.

The Conversion Transaction would appear to provide some upside potential to your clients, especially if the IPO is consummated. Under the current Fund structure, the Members would not likely realize any distributions or redemptions from the Fund for several years, and may have to recover their equity, if any, through the Fund's bankruptcy. As a publicly listed entity, IMH expects to be able to raise new capital and make new investments, thereby increasing the potential for price appreciation and dividends to the former Members. While the price paid to the Fund's executives is certainly debatable, it is in line with the percentage of shares issued to managers in other fund/REIT internalization transactions and is not entirely out of line with the historical distributions paid to the Manager. On this point, I recommended that the Fund's managers be prohibited from selling their stock until IMH achieves a stock price of at least 200% of the stock price issued in the Conversion Transaction. I would also prefer that the Prospectus include a more detailed explanation as to how it determined that one Unit is equivalent in value to 246.46 shares of IMH stock. On whole, while not ideal, the Prospectus presents your investors with a solution that is superior to the Fund's bankruptcy and the status quo.

For Broker-Dealer Use Only

Broker-Dealer Client
March 3, 2010
Page 9

Finally, I would remind you that the Prospectus analyzed in this letter may be further amended, and therefore, you should independently review the most recent version of the Prospectus made available to your clients. If you have any questions on the contents of this letter, please do not hesitate to call Bryan S. Mick or myself.

Sincerely,

Aric W. Wenzl

Aric W. Wenzl, JD, MBA
Mick & Associates, P.C., LLO

AWW/jmb

For Broker Dealer Use Only

Exhibit C

Letter Dated March 24, 2010

M I C K
& ASSOCIATES, P.C., LLO

March 24, 2010

Re: IMH Secured Loan Fund, LLC Update

Dear Broker-Dealer Client:

The purpose of this letter is to provide you with further guidance concerning the proposed conversion (the "**Conversion Transaction**") of the membership units of IMH Secured Loan Fund, LLC (the "**Fund**") into stock in IMH Financial Corporation, a newly-formed Delaware corporation ("**IMH**"). This letter serves as an update to our previous letter dated March 3, 2010, and includes analysis of the material changes to the Form S-4, recently revised on March 18, 2010 (the "**Prospectus**"). As was the case with the previous letter, the following reflects our firm's research and analysis of the Prospectus as of the date just noted and, therefore, does not consider potential developments or material changes to the Prospectus which may occur subsequent to this date. Further, this letter is intended for your internal due diligence staff and compliance personnel only and may not be distributed or otherwise shared with any of your registered representatives, clients or prospective clients.

Conversion Transaction Updates

The Prospectus is asking your clients to approve the Conversion Transaction and the 2010 Stock Incentive Plan. The Conversion Transaction consists of (i) the merger of the Fund into IMH, where each membership unit is convertible into 220.3419 shares of Class B or C IMH stock[1] (previously, 246.4471 shares)[2]; and (ii) the acquisition by IMH of all the outstanding stock of Investors Mortgage Holding, Inc. (the "**Manager**") and the outstanding membership interests in IMH Holdings, LLC ("**Holdings**") in exchange for 895,750 shares of IMH Class B-3 stock (previously, 995,750 shares). The 2010 Stock Incentive Plan authorizes stock options, stock appreciation rights, restricted stock, stock bonuses and other forms of awards granted or denominated in IMH's common stock.

As of December 31, 2009, the Fund had 4,735 member accounts, representing 73,038 membership units (the "**Units**"), with total Members' equity of $321,868,000 (previously, $321,171,000) or $4,407 per Unit account (previously, $4,397). Based on an expected

[1] The shares of Class B or C IMH stock will not be listed on any national exchange.
[2] Where noted, the previous values refer to the values as of the Prospectus dated February 16, 2010.

11422 Miracle Hills Drive, Suite 401
Omaha, Nebraska 68154
P (402) 504.1710
F (402) 504.3951
www.mickandassociates.com

Broker-Dealer Client
March 24, 2010
Page 2

16,989,082 million shares issued through the Offering[3], the Conversion Transaction would suggest an IMH share price of $18.95 per share[4] (previously, $16.91). Based on this price, each converted Unit would equal $4,175[5] (previously, $4,167). At the assigned stock price of $18.95 per share, the Fund's managers, including Shane Albers ("**Albers**"), William Meris ("**Meris**") and Steven Darak ("**Darak**"), would receive IMH Class B-3 stock worth $16,974,463[6] (previously, $16.8 million).

As of December 31, 2009, the Fund's portfolio consisted of 55 mortgage loans with a net value of $214.0 million and real estate owned properties valued at $104.2 million ($92.1 million held for development and $12.1 million held for sale). Of the 55 mortgage loans, five were performing loans with a carrying value of $12.1 million and 50 were non-performing loans with a carrying value of $201.9 million. The Fund's portfolio of real estate owned properties consisted of 17 different properties. Recently, due to the lack of Fund liquidity, the Manager has elected to monetize the Fund's portfolio of real estate assets to generate capital for new loans. As of December 31, 2009, three loans, with a carrying value totaling $3.2 million, and four real estate owned projects, with a carrying value totaling $12.1 million, were being actively marketed for sale.

The principal changes in the March 18th Prospectus are the two restrictions placed on the shares of Class B-3 stock granted to Albers and Meris in exchange for their ownership interests in the Manager and Holdings. First, Albers and Meris will not receive their shares (collectively, 781,644 Class B-3 shares) until the completion of either (i) an initial public offering of $50 million or more or (ii) a listing of IMH's common stock on a national securities exchange. If these shares are issued, Albers and Meris will receive a cash amount equal to all dividends or distributions paid on the shares, if any, as if they had received the shares upon the date of the Conversion Transaction. Therefore, Albers and Meris will not receive any shares of IMH stock until a public trading market is created for the shares.

Second, Albers and Meris have agreed not to sell (i.e., lock-up) their shares within four (4) years of the date of the Conversion Transaction. The lock-up will terminate early only if, at any time after five (5) months from the first day of trading on a national securities exchange, either (i) the market capitalization (based on the closing price of IMH common stock) or (ii) the book value of IMH will have exceeded $730,383,530.78.[7] As the Fund has a current book value of $321,868,000, this represents an increase over the Fund's current book value of 2.27x. Moreover, $730,383,530.78 was the net capital of the Fund as of September 30, 2008, the quarter ending immediately prior to the suspension of Member redemptions, at which time the Units were worth approximately $10,000[8]. Therefore, Albers and Meris cannot sell their shares for four (4) years unless the Members are made whole. Notwithstanding the foregoing, the lock-up

[3] (73,038 outstanding Units × 220.3419 shares/Unit) + 895,750 shares granted to management
[4] $321,868,000 ÷ 16,989,082 shares
[5] $18.95/share × 220.3419 shares/Unit
[6] 895,750 shares × $18.95/share
[7] Such value is subject to upward adjustment by the amount of any net proceeds from new capital raised in an IPO or otherwise, and to downward adjustment by the amount of any dividends or distributions paid on Units or IMH securities before or after the Conversion Transaction.
[8] $730,383,530.78 ÷ 73,038 Units

Broker-Dealer Client
March 24, 2010
Page 3

agreements will also terminate if the restrictions on the Class B stock are eliminated as a result of a change of control, or if either of Albers or Meris is terminated without cause, as this term will be defined in their employment agreements. Note that the Form of Lock-Up Agreement (to be attached to the Prospectus as "Annex G") was not available as of the date of this letter, and I recommend that you review this agreement when it is made available.

Upon consummation of the Conversion Transaction, the investment strategy of IMH will change from that of the Fund. Going forward, IMH will market for sale some of its assets and change the focus of its new investments. If the Conversion Transaction is approved and the IPO is consummated, IMH intends to actively market and sell a significant portion of its currently-owned loans and real estate owned properties over the next 12 to 18 months. In the event that IMH does not consummate an IPO, it anticipates liquidating, on an as-needed basis, a portion of its existing portfolio assets at a level necessary to cover its on-going operating expenses.

While the Fund's previous focus was on the origination of bridge loans, IMH expects to focus on the acquisition of commercial mortgage loans. In particular, it intends to acquire portfolios of performing, distressed and/or non-performing commercial whole mortgage loans and bridge loans from the FDIC, commercial banks, insurance companies, real estate funds, other governmental agencies and financial institutions. According, to the Manager:

> "There is, and will likely continue to be, a vast inventory of commercial real estate-related assets that need to be recapitalized as part of the industry's reduction of outstanding debt. We expect this process to take several years. According to *Property and Portfolio Research* estimates, over $1.8 trillion of commercial real estate debt will mature between 2010 and 2013, with over $400 billion maturing in each year during that period. We believe there are significant opportunities for well-capitalized investors to originate new real estate mortgage loans, as well as to acquire existing performing, distressed and non-performing commercial mortgage loans and other commercial real estate-related debt investments. We expect to identify and capitalize on what we believe to be mispricings in the market while employing conservative underwriting criteria and to capitalize on continued dislocation." (Prospectus page 117)

Tender Offer

On March 16, 2010, a group of purchasers, led by MacKenzie Patterson Fuller, LP, a California limited partnership ("**MacKenzie**"), initiated a tender offer to the Members (the "**Tender Offer**"). Pursuant to the Tender Offer, MacKenzie will purchase up to $4,000,000 in Units, at a price of $1,000 per Unit, less any distributions paid to the Members between March 16, 2010 and the date the Tender Offer is terminated (currently scheduled for April 26, 2010). MacKenzie will pay all charges and expenses incurred in connection with the Tender Offer. MacKenzie arrived at the $1,000 purchase price "by applying a liquidity discount to net asset value of the Fund's assets, after deducting selling and liquidation costs, and the fact that there will be some dilution due to the Manager's interest being internalized." No independent appraisal was conducted with respect to the fairness of the Tender Offer, and the corresponding documentation contains no discussion as to any quantitative basis for the Tender Offer.

Broker-Dealer Client
March 24, 2010
Page 4

Therefore, the $1,000 Tender Price is completely arbitrary. Mackenzie states that it intends to hold onto any Units acquired in the Tender Offer until the Fund is liquidated. MacKenzie also states that it will vote any Units it acquires in the Tender Offer in favor of the Conversion Transaction.

This firm is familiar with MacKenzie through our sponsor-level opinion on MacKenzie dated March 5, 2010 (and available through www.mickandassociates.com/duediligence). MacKenzie is a sponsor that targets undervalued portfolios and minority positions in existing public real estate partnerships, single-asset private placements, and small-cap public and private real estate investment trusts, all providing current cash flow with the expectation of future returns based on the arbitrage between the discounted price paid for such securities and the eventual full liquidation value of the underlying assets. MacKenzie's strategy is to identify real estate securities that have short-term value impairment caused by illiquidity or lack of control issues; MacKenzie acquires and manages these securities with the purpose of providing enhanced returns for its investors through the amortization of the purchase price discounts to underlying real estate value.

While acknowledging MacKenzie's Tender Offer price of $1,000 per Unit is in line with its business plan, I do not believe that the Tender Offer is advantages to most of your clients considering the upside that may occur should the Conversion Transaction be approved and the IPO be consummated. Further, the potential tax benefits to participating in the Tender Offer do not make it worthwhile. For example, if we assume the Member's current basis is $10,000, upon the acceptance of the Tender Offer, the Member could claim a taxable loss of $9,000. Assuming, further, that the Member is taxed at a combined federal, state and local capital gains rate of 20%, the Member would incur a tax savings of $1,800, for a net benefit of $2,800 ($1,000 + $1,800). If the Conversion Transaction is contemplated the Members will be given a reduced basis in their IMH stock, and the Member's basis would decrease to its current value, or approximately $4,400. If the stock is eventually sold for $5,000 the Member's taxable gain would be $600. Under this scenario, and again assuming a combined capital gains rate of 20%, the Member would incur taxes of $120 for a net benefit of $4,880 [$4,400 + ($600 × 80%)]. Based on this analysis, I would not recommend that your clients accept the Tender Offer. Note, however, that all such taxable gains/losses are deemed "passive", and can only be applied against other sources of passive income. Each Member who plans to tender his/her Units should consult with the Member's own tax advisor as to the adjusted tax basis in the Member's Units and the resulting tax consequences of a sale.

Kurtz Letter

I would like to comment on the letter written by David L. Kurtz, Esq., dated February 26, 2010, and mailed to the Members. While Mr. Kurtz makes a few valid points, I believe that his analysis is flawed because it equates management's receipts of IMH Class B-3 stock with a cash payment and fails to consider the Members' position if the Conversion Transaction is not contemplated.

Mr. Kurtz states that the Conversion Transaction will provide the Fund's managers with "millions of dollars of cash upfront." This is not true. Albers and Meris will be receiving stock

Broker-Dealer Client
March 24, 2010
Page 5

in the Conversion Transaction, not cash, and not until IMH's shares are listed on a national securities exchange. In addition, unless IMH's market value or book value increases by 2.27x, Albers and Meris may only sell such stock after a four-year holding period. The only cash the managers will receive is their base salaries, which are expected to be $550,000, $420,000 and $300,000 for Albers, Meris and Darak in 2010, respectively. However, IMH's new board of directors could lower these salaries in subsequent years if they see fit, or conversely, could increase these salaries and grant additional stock options.

What I find most disconcerting is Mr. Kurtz's statement that, "If the Fund was to be liquidated at its most recent value, [the] Manager would now receive approximately $17,000,000 in proceeds from the liquidation of [the Fund's] assets via this new plan." This makes no sense. If any business is dissolved, its assets are liquidated and the proceeds are distributed to the owners. In the case of the Fund, if its assets were sold at their reported values as of December 31, 2009, after the payment of all liabilities the Members would receive $321.9 million or $4,407 per Unit. Of course, as the Fund's assets would be considered "distressed", any liquidation of the Fund would likely result is far less value realized than is reported on the balance sheet. This is indeed why Mr. Kurtz analysis fails—it does not contemplate what would happen to the Members if the Conversion Transaction is not approved. It appears to me that should the Fund continue "as is", the value of the Fund's assets would continue to decline as additional borrowers defaulted, and any equity received by the Members in a bankruptcy would be less than any potential upside to the Members through an IPO.

On a lesser note, Mr. Kurtz makes the point that IMH will have to assume all of the Manager's liabilities and certain loan guarantees of Albers. However, this is how buyouts are structured, and in addition to assuming the Manager's liabilities, IMH will be entitled to all of the revenues previously generated by the Manager, which totaled $30.2 million, $23.2 million and $11.7 million in 2007, 2008 and 2009, respectively. Finally, Mr. Kurtz notes that IMH's plan to pay dividends, initiate the IPO, and raise additional capital are "full of disclaimers of any assurance that [these] will ever be accomplished." As you know, all securities offerings are required to make such disclaimers, so this is hardly extraordinary.

While we can certainly debate the fairness of the amount of stock granted to the Manager in the Conversion Transaction, this is not the case of the Fund's managers being awarded "millions of dollars of cash upfront" and is at least no worse than the status quo. In any event, I think Mr. Kurtz would agree that the updated terms of the Conversion Transaction, in which our firm played a material role in negotiating, are more advantageous to the Members.

Finally, the Prospectus acknowledges management's receipt of the Kurtz letter and refutes his claim that he was denied access to certain of the Fund's records. According to the Prospectus, Mr. Kurtz was granted access to the non-public books and records of the Fund but only if he would sign a confidentiality agreement as to any non-public information provided. However, Mr. Kurtz reportedly rejected management's request. In addition, Mr. Kurtz has reportedly tried to unilaterally negotiate with the Manager requesting that the Fund or the Manager either (i) purchase his and his family's Units, at the original cost of the Units plus interest, or (i) make a loan to him in the amount of the original cost of his Units plus interest, whereby such loan would never have to be repaid.

Broker-Dealer Client
March 24, 2010
Page 6

Conclusion

The Conversion Transaction has been altered materially for the benefit of the Fund's Members. Not only will Albers and Meris not receive their shares (collectively, 781,644 Class B-3 shares) until the completion of either (i) an initial public offering of $50 million or more or (ii) a listing of IMH's common stock on a national securities exchange, but Albers and Meris have agreed to enter into four-year lock-up agreements with respect to their shares. The lock-up agreements will terminate early only if IMH's market capitalization (based on the closing price of IMH common stock) or book value exceeds $730,383,531, which amount exceeds the Fund's current book value by 227%. Such change was made in response to this firm's previous recommendation that the Fund's managers be prohibited from selling their stock until IMH achieves a stock price of at least 200% of the stock price issued in the Conversion Transaction. <u>Such change helps ensure the Members that they will be made whole before Albers and Meris can profit from the Conversion Transaction and better aligns the interests of Albers and Meris with the shareholders.</u>

As was my conclusion previously, I maintain that the Conversion Transaction would appear to provide some upside potential to your clients, especially if the IPO is consummated. Under the current Fund structure, the Members would not likely realize any distributions or redemptions from the Fund for several years, and may have to recover their equity, if any, through the Fund's bankruptcy. As a publicly listed entity, IMH expects to sell a substantial portion of its assets, raise new capital and acquire commercial mortgage loans, thereby increasing the potential for price appreciation and dividends to the former Members. While the amount of stock granted to the Fund's executives is certainly debatable, it is in line with the percentage of shares issued to managers in other fund/REIT internalization transactions and is not entirely out of line with the historical distributions paid to the Manager. On whole, the Prospectus presents your investors with a solution that is superior to the Fund's status quo or a potential liquidation scenario.

Finally, I would remind you that the Prospectus analyzed in this letter may be further amended, and therefore, you should independently review the most recent version of the Prospectus made available to your clients. If you have any questions on the contents of this letter, please do not hesitate to call Bryan S. Mick ((402)504-3950) or myself ((402)504-1710 x110).

Sincerely,

Aric W. Wenzl

Aric W. Wenzl, JD, MBA
Mick & Associates, P.C., LLO

AWW/jmb